UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8F
Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information
1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):
[] Merger
[X] Liquidation
[ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)
[ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)
2.	Name of fund:
Pine Grove Alternative Institutional Fund (the “Trust”)
3.	Securities and Exchange Commission File No.:
811- 22860
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[X] Initial Application [] Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
452 5th Avenue, 26th Floor
New York, NY 10018
6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Zachary Tackett
Atlantic Fund Administration, LLC
Three Canal Plaza, Suite 600
Portland, ME 04101
(207) 347-2076
zac.tackett@apexfs.com
7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.3 Ia-l, .3 1a-2]:

FRM Investment Management (USA) LLC
452 5th Avenue, 26th Floor
New York, NY 10018
808-273-6321
Atlantic Fund Administration, LLC and Atlantic Shareholder Services, LLC
Three Canal Plaza, Suite 600
Portland, ME 04101
207- 347-2076
Foreside Fund Services, LLC
Three Canal Plaza
Portland, ME 04101
(207) 553-7110

J.P. Morgan Chase Bank, N.A.
4 New York Plaza,
New York, NY 10004
(800) 480-4111
NOTE: Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.
8.	Classification of fund (check only one):
[X] Management company; [ ] Unit investment trust; or [ ] Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
[ ] Open-end    [X] Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
FRM Investment Management (USA) LLC
452 5th Avenue, 26th Floor
New York, NY 10018
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
Foreside Fund Services, LLC
Three Canal Plaza
Portland, ME 04101

13.	If the fund is a unit investment trust ("UIT") provide:
(a) Depositor's name(s) and addressees):
N/A
(b) Trustee's name(s) and address(es):
N/A
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[] Yes [X] No
If Yes, for each UIT state: N/A
Name(s):
File No.:
Business Address:
15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes [] No
If Yes, state the date on which the board vote took place:
July 30, 2018
If No, explain: N/A
(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[] Yes [X] No
If Yes, state the date on which the shareholder vote took place: N/A
If No, explain:
The Trust’s Amended and Restated Agreement and Declaration of Trust dated May 11, 2016, provides that the Trust may be dissolved upon approval of not less than 80% of the Trustees and without shareholder approval.
The Declaration of Trust further provides that, after paying or adequately providing for the payment of all liabilities, and upon receipt of such releases, indemnities, and refunding agreements, as they deem necessary for their protection, the Trustees may distribute the remaining Trust Property, in cash or in kind or partly each, among the Shareholders according to their respective rights. After the winding up and termination of the Trust and distribution to the Shareholders as provided in the Declaration of Trust, a majority of the Trustees shall execute and lodge among the records of the Trust an instrument in writing setting forth the fact of such termination and shall execute and file a certificate of cancellation with the Secretary of State of the State of Delaware. Upon termination of the Trust, the Trustees shall thereupon be discharged from all further liabilities and duties hereunder, and the rights and interests of all Shareholders shall thereupon cease.
The Board of Trustees approved a Plan of Liquidation and Dissolution of the Trust and, based on recommendations from the Trust’s investment adviser, determined that it was in the best interests of the series and their shareholders to liquidate and dissolve the Trust.
II. Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X] Yes [] No
(a) If Yes, list the date(s) on which the fund made those distributions:
August 1, 2019 and June 4, 2020.
 (b) Were the distributions made on the basis of net assets?
[X] Yes [] No
(c) Were the distributions made pro rata based on share ownership?
[X] Yes [] No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A
(e)	Liquidations only:
Were any distributions to shareholders made in kind?
[ ] Yes [X] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/A
17.	Closed-end funds only:
Has the fund issued senior securities?
[ ] Yes [X] No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18. Has the fund distributed all of its assets to the fund's shareholders?
[X] Yes [] No
If No,
(a) How many shareholders does the fund have as of the date this form is filed? N/A
(b) Describe the relationship of each remaining shareholder to the fund: N/A
19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[] Yes [X] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III. Assets and Liabilities
20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)
[] Yes [X] No
If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: N/A
(b) Why has the fund retained the remaining assets? N/A
(c) Will the remaining assets be invested in securities? N/A
[] Yes [] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[] Yes [X] No
If Yes,
(a) Describe the type and amount of each debt or other liability: N/A
(b) How does the fund intend to pay these outstanding debts or other liabilities?  N/A
IV. Information About Event(s) Leading to Request For Deregistration
22. (a) List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: $10,000
(ii) Accounting expenses: $0
(iii) Other expenses (list and identify separately):
Custody expenses: $3,000
Out of Pocket expenses: $2,500
Tax and audit expenses: $32,500
 Deregistration and N-8 Filing costs: $100

(iv) Total expenses (sum of lines (i)-(iii) above): $48,100
(b) How were those expenses allocated?
Pro-rata based on Trust assets prior to the liquidation.
(c) Who paid those expenses?
Liquidation expenses were reimbursed by the Trust’s Investment Adviser at the time of the Trust’s Liquidation.
 (d) How did the fund pay for unamortized expenses (if any)?
Unamortized expenses at liquidation were reimbursed by the Trust’s Investment Adviser.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[] Yes [X] No
If Yes, cite he release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V. Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
[] Yes [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[] Yes [X] No
If Yes, describe the nature and extent of those activities: N/A
VI. Mergers Only N/A
26. (a) State the name of the fund surviving the Merger:
(b) State the Investment Company Act file number of the fund surviving the Merger: -
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Pine Grove Alternative Institutional Fund, (ii) he is the Secretary of Pine Grove Alternative Institutional Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F are true to the best of his knowledge, information, and believe.

(Signature)

/s/Zachary Tackett
Zachary Tackett
Secretary
                                   Pine Grove Alternative Institutional Fund